

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 19, 2011

<u>Via E-mail</u>
Paul Maritz
Chief Executive Officer
VMware, Inc.
3401 Hillview Avenue
Palo Alto, CA 94304

     Re: **VMware, Inc.**
             Form 10-K for the Fiscal Year Ended December 31, 2010
             Filed February 28, 2011
             Form 10-Q for the Quarter Ended March 31, 2011
             Filed May 4, 2011
             File No. 001-33622

Dear Mr. Maritz:

     We have completed our review of your filings. We remind you that our comments or changes to disclosure in response to our comments do not foreclose the Commission from taking any action with respect to the company or the filings and the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings to be certain that the filings includes the information the Securities Exchange Act of 1934 and all applicable rules require.

                    Sincerely,

                    /s/ Kathleen Collins

                    Kathleen Collins
                    Accounting Branch Chief